Exhibit 99.1

 PRESS RELEASE

BROOKFIELD BUSINESS PARTNERS REPORTS
  2016 YEAR END RESULTS

Advances Capital Recycling Program with Sale of Maax and Acquisition of Greenergy

Brookfield, News, February 6, 2017 – Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) ("Brookfield Business Partners") announced today financial results for the year ended December 31, 2016.
	Year ended December 31
US$ millions, unaudited	2016	2015
Net (loss) income attributable to unitholders[1]	$(29)	$208
Company FFO[1,2]	$200	$264

Brookfield Business Partners reported a net loss attributable to unitholders for the year ended December 31, 2016 of $29 million primarily due to impairments taken within our energy and other industrials segments related to repositioning of businesses within these segments.

We generated Company Funds from Operations ("Company FFO") totaling $200 million for the year compared with $264 million in 2015. Our 2015 Company FFO benefited from a $40 million realized gain on the disposition of a portion of our facilities management business and 2016 results include certain corporate expenses for the period after spin-off which are not included in the 2015 results. In addition, Company FFO in 2016 was impacted by weakened commodity pricing at our Canadian energy operations and a negative contribution from our graphite electrode operation as we reposition that business.

"This has been a successful first year for Brookfield Business Partners as we completed a number of strategic initiatives in order to position our business to create long-term value," said Cyrus Madon, CEO of Brookfield Business Partners. "We believe Brookfield Business Partners is well positioned for growth as we continue to expand our operating platforms and global footprint. We are acquiring high quality businesses at attractive valuations, advancing sales initiatives for mature businesses and enhancing our operations. In addition, we raised additional equity, increasing our flexibility to take advantage of attractive investment opportunities."

Operational Update

The following table presents Company FFO by segment:
	Year ended December 31
US$ millions, unaudited	2016	2015
Company FFO by segment
Construction Services	$94	$98
Other Business Services	54	83
Energy	63	69
Other Industrial Operations	6	14
Corporate and Other	(17)	-
Company FFO[1,2]	$200	$264

Our construction services segment had continued strong performance generating Company FFO of $94 million during the year, down marginally compared to $98 million in 2015.  Our workbook continues to be robust with 106 active projects and a backlog of approximately $7.3 billion, as we continue to win sizable projects across each of our primary operating regions.

Our other business services segment generated Company FFO of $54 million during the year, compared to $83 million in 2015. Our results in 2015 included a $40 million realized gain on the disposition of a portion of our facilities management business to institutional partners. Our facilities management operation has generated strong growth from existing clients in both North America and Australia. Furthering our strategy to expand the global footprint and scale of this operation, we executed two acquisitions at attractive valuations including a U.S. based data center facilities management company and a Canadian facilities management business with approximately 50 million square feet of managed real estate. Our global relocation services business won several new contracts including renewal of our contract with the Government of Canada and benefitted from cost saving initiatives in the period. Our financial advisory services business performed well in 2016, generating fees on a number of advisory assignments in the infrastructure, healthcare and real estate sectors.

Our energy segment generated Company FFO of $63 million during the year, compared to $69 million in 2015. Canadian operating results were impacted by exceptionally weak natural gas prices during the first half of the year, which have since begun to recover. In Western Australia, we are one of the largest suppliers of gas into the domestic market, and are largely insulated from commodity price volatility due to hedge positions for oil and long term customer contracts for gas. We generated strong results in our Australia operation which also benefitted from the inclusion of a full year of results. We strategically invested in and monetized several debt and equity securities throughout the year in our energy segment which generated $8 million of gains for unitholders.

Our other industrials segment generated Company FFO of $6 million during the year, compared to $14 million in 2015.  Our bath and shower manufacturing operation had a strong year as a result of new product sales and the continued recovery of the U.S. housing market, and we realized $9 million of gains for unitholders this year on the monetization of equity securities in this segment, which we acquired at depressed prices earlier in the year. These were offset by negative results at our graphite electrode manufacturing operation where we have been focused on operational restructuring efforts. We are currently streamlining our processes in order to shorten lead times, lower costs, produce higher quality products and improve customer service, which should allow us to generate positive cash flows and returns as we come out of the trough in this cyclical business.

Strategic Initiatives Update

In October of last year, a consortium led by Brookfield Business Partners entered into a definitive agreement to acquire a 70% controlling stake in Odebrecht Ambiental, Brazil's largest private water distribution, collection and treatment company. Given Odebrecht Ambiental's operational footprint and technical capabilities, we believe this asset is well positioned to provide a growing share of the water and sewage improvements planned in Brazil over the next two decades and should generate strong and stable long-term returns for Brookfield Business Partners. We have syndicated a portion of our commitment to institutional partners, and will retain an ownership of at least 30% in the consortium's stake, representing a commitment of approximately $375 million. We expect this transaction to close in the first half of 2017.

In January 2017, together with our institutional partners, we sold Maax Bath Inc. and Maax Spas Industries Corp. ("Maax"). "We acquired Maax during the U.S. housing crisis and repositioned the company, including appointing a new management team, redefining strategy, reducing costs, and focusing on new product development. Maax is now an industry leader in North America with strong sales and lean operations, making it an opportune time to monetize the business and recycle capital into other high quality, value-based opportunities," said Madon. The sale of Maax generated approximately $140 million of net proceeds for Brookfield Business Partners and is expected to result in an accounting gain on sale of approximately $80 million after transaction fees, taxes, and other costs, in the first quarter of 2017 net to unitholders.

We successfully accessed the capital markets in 2016, raising a total of $384 million through an equity offering and concurrent private placement, and we entered into revolving unsecured credit facilities for an aggregate of $150 million with several banks. These transactions brought our total liquidity at the end of 2016 to approximately $1.1 billion. The proceeds will be used for general corporate purposes and to fund growth opportunities.

Subsequent to year-end, Brookfield Business Partners, together with institutional partners, entered into a definitive agreement to acquire an approximate 85% controlling stake in Greenergy Fuels Holdings Ltd ("Greenergy"). Greenergy is a leading provider of road fuels in the U.K. with over 300 kT of biodiesel production capacity, significant import and storage infrastructure and an extensive distribution network which delivers over 18 billion liters of road fuels annually. "Our investment in Greenergy expands our footprint in the European market through a business that provides an essential service and a track record of providing customers with reliable and competitive supply," said Madon. "Greenergy is well positioned to continue growing its service offering for its long-term U.K. customer base, and we believe we can broaden the company's operations outside of the U.K. by leveraging our global presence."  We expect the total equity commitment to be approximately £210 million ($260 million), or £55 million ($70 million) at Brookfield Business Partners' proportionate share, and the balance from institutional partners. A portion of Brookfield Business Partners' commitment may be syndicated to institutional partners and we expect to retain an ownership in Greenergy of at least 13%.

Distributions

The Board of Directors of the General Partner of Brookfield Business Partners (the "Board") has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2017 to unitholders of record as at the close of business on February 28, 2017.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners' Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings/financial-reports.

– ends –

Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with approximately $250 billion of assets under management.

For more information, please visit our website at www.brookfieldbusinesspartners.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Jennifer Ritchie Tel: (416) 956-5230 Email: jennifer.ritchie@brookfield.com
Conference Call and Year End Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners' 2016 year end results as well as the Letter to Unitholders and Supplemental Information on our website at www.brookfieldbusinesspartners.com

The conference call can be accessed via webcast on February 6, 2017 at 11:00 a.m. Eastern Time at www.brookfieldbusinesspartners.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Password 1008#).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as "expects," "anticipates," "plans," "believes," "estimates," "seeks," "intends," "targets," "projects," "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may," "will," "should," "would" and "could."

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders' proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners' results include publically held limited partnership units, redemption-exchange units and general partnership units.

Notes:
1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.
2
Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net income to Company FFO is available on page 7 and 8 of this release.

Brookfield Business Partners L.P.
 Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2016	2015

Assets
Cash and cash equivalents	$1,050	$354
Financial assets	539	409
Accounts receivable, net	1,797	1,635
Inventory and other assets	647	736
Assets held for sale	264	12
Property, plant and equipment	2,096	2,364
Deferred income tax assets	111	64
Intangible assets	371	445
Equity accounted investments	166	492
Goodwill	1,152	1,124
Total assets	$8,193	$7,635

Liabilities and equity
Liabilities
Accounts payable and other	$2,457	$2,375
Liabilities associated with assets held for sale	66	-
Borrowings	1,551	2,074
Deferred income tax liabilities	81	102
Total liabilities	4,155	4,551

Equity[1]
Limited partners	1,206	-
General partner	-	-
Brookfield Asset Management Inc.	-	1,787
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,295	-
Interest of others in operating subsidiaries	1,537	1,297
Total equity	4,038	3,084
Total liabilities and equity	$8,193	$7,635

Note:
1
Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

	Year ended December 31
US$ millions, unaudited	2016	2015

Revenues	$7,960	$6,753
Direct operating costs	(7,386)	(6,132)
General and administrative expenses	(269)	(224)
Depreciation and amortization expense	(286)	(257)
Interest expense	(90)	(65)
Equity accounted income, net	68	4
Impairment expense	(261)	(95)
Gain on acquisitions/dispositions, net	57	269
Other (expenses) income, net	(11)	70
Income (loss) before income tax	(218)	323
Income tax (expense) recovery
Current	(25)	(49)
Deferred	41	(5)
Net (loss) income	$(202)	$269
Attributable to1:
Limited partners	3	-
General partner	-	-
Brookfield Asset Management Inc.	(35)	208
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	3	-
Interest of others	$(173)	$61

Note:
1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the year ended December 31, 2016 US$ millions, unaudited	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$4,387	$2,006	$286	$1,280	$1	$7,960
Direct operating costs	(4,235)	(1,818)	(173)	(1,160)	-	(7,386)
General and administrative expenses	(48)	(98)	(17)	(89)	(17)	(269)
Interest expense	(1)	(14)	(30)	(44)	(1)	(90)
Equity accounted Company FFO	-	23	135	-	-	158
Current income taxes	(8)	(12)	(1)	(4)	-	(25)
Realized disposition gains, net	-	-	25	32	-	57
Company FFO attributable to others	(1)	(33)	(162)	(9)	-	(205)
Company FFO[1,2]	94	54	63	6	(17)	200
Depreciation and amortization						(286)
Impairment expense						(261)
Deferred income taxes						41
Other expense, net						(11)
Non-cash items attributable to equity accounted investments						(90)
Non-cash items attributable to others						378
Net loss attributable to unitholders[2]						$(29)

Notes:
1
The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partner's Supplemental Information and differs from net income as presented in Brookfield Business Partners' Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners' results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the year ended December 31, 2015 US$ millions, audited	Construction Services	Other Business Services	Energy	Other Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$3,833	$1,691	$337	$892	$-	$6,753
Direct operating costs	(3,670)	(1,528)	(190)	(744)	-	(6,132)
General and administrative expenses	(45)	(92)	(20)	(67)	-	(224)
Interest expense	(2)	(13)	(25)	(25)	-	(65)
Equity accounted Company FFO	3	22	79	-	-	104
Current income taxes	(20)	(20)	(1)	(8)	-	(49)
Realized disposition gain, net	-	40	-	-	-	40
Company FFO attributable to others	(1)	(17)	(111)	(34)	-	(163)
Company FFO[1,2]	98	83	69	14	-	264
Depreciation and amortization						(257)
Impairment expense						(95)
Gain on acquisition						229
Deferred income taxes						(5)
Other income, net						70
Non-cash items attributable to equity accounted investments						(100)
Non-cash items attributable to others						102
Net income attributable to parent company						$208

Notes:
1
The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners' Supplemental Information and differs from net income as presented in Brookfield Business Partners' Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners' results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.

2	Attributable to parent company